October 19, 2010	News Release 10-29

THIRD QUARTER 2010 FINANCIAL RESULTS AND CONFERENCE CALL

Vancouver, B.C. – Silver Standard Resources Inc. reports that the release of the company’s unaudited third quarter 2010 financial results will take place before market opening on Friday, November 5, 2010.

A conference call with management to review the third quarter financial results, the Pirquitas Mine and other project activities is scheduled on Friday, November 5, 2010 at 11:00 a.m. EDT.

Toll-free in North America:                                 (888) 429-4600
All other calls:                                                      (970) 315-0481

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/events.cfm.

The call will be archived and available at www.silverstandard.com after November 5, 2010.

Audio replay will be available for one week by calling:

Toll-free in North America:                                      (800) 642-1687, replay conference ID 17066635.
Overseas callers may dial:                                        (706) 645-9291, replay conference ID 17066635.

For further information, contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
           Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.